# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: York Space Systems Inc., CIK 0002086587
CUSIP: 987084100
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 6060 S. Willow Drive, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001880792

## Reporting persons
- AeroEquity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,196,088; sole dispositive power 0; shared dispositive power 30,196,088; aggregate amount beneficially owned 30,196,088 (23.28% of the class)
  Comment: Calculated based on 129,694,458 shares of common stock, par value $0.0001 per share ("Common Stock") of York Space System Inc. (the "Issuer") outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026.
- Michael Robert Greene: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,196,088; sole dispositive power 0; shared dispositive power 30,196,088; aggregate amount beneficially owned 30,196,088 (23.28% of the class)
  Comment: Calculated based on 129,694,458 shares of Common Stock of the Issuer outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026.
- David H. Rowe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,196,088; sole dispositive power 0; shared dispositive power 30,196,088; aggregate amount beneficially owned 30,196,088 (23.28% of the class)
  Comment: Calculated based on 129,694,458 shares of Common Stock of the Issuer outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026.

## Item 1. Issuer
Name of issuer: York Space Systems Inc.
Address of issuer's principal executive offices: 6060 S. Willow Drive, Greenwood Village, CO 80111

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) AE Industrial Partners Fund II, LP;
(ii) AE Industrial Partners Fund II-A, LP;
(iii) AE Industrial Partners Fund II-B, LP;
(iv) AE Industrial Partners Fund III, LP;
(v) AE Industrial Partners Fund III-A, LP
(vi) AE Industrial Partners Aerospace Opportunities, LP
(vii) AE Co-Investment Partners Fund III-Y, LP
(viii) AE Co-Investment Partners Fund III Y-2, LP
(ix) AE Industrial PSO Equity Partners, LP;
(x) AE Industrial Partners PBCI Aggregator, LP (together with each of the foregoing, the "AE Holders");
(xi) AeroEquity GP, LLC ("AeroEquity");
(xii) Michael Robert Greene; and
(xiii) David H. Rowe.
Address of principal business office or, if none, residence: 6700 Broken Sound Pkwy NW, Boca Raton, FL 33487
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

Each of the AE Holders is ultimately controlled by AeroEquity. AeroEquity is controlled by its managing members, Michael Robert Greene and David H. Rowe. Messrs. Greene and Rowe make all voting and investment decisions with respect to the securities held by AE Industrial Partners. AeroEquity and Messrs. Greene and Rowe may therefore be deemed to have voting and dispositive power over 30,196,088.00 shares of Common Stock directly held by the AE Holders.

The reported amounts do not include 11,168,593 shares of Common Stock beneficially owned by Dirk Wallinger. Pursuant to the Director Nomination Agreement, dated as of January 28, 2026, by and among the Issuer and the stockholders party thereto, the Reporting Persons may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b) and beneficially own securities beneficially owned by Dirk Wallinger. The filing of this Statement shall not be deemed an admission of membership in any such "group" or of beneficial ownership of the securities beneficially owned by Mr. Wallinger, for purposes of Section 13(d) or 13(g) or for any other purpose. The responses to Items 5 through 9 of the cover page to this Statement do not reflect any securities beneficially owned by Mr. Wallinger.

The reported amounts also do not include an aggregate of 64,178,201 shares of Common Stock beneficially owned by parties to voting agreements (the "Voting Agreement"), by and among the Issuer and the stockholders party thereto. Pursuant to the Voting Agreements, the Reporting Persons may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b) and beneficially own securities beneficially owned by the parties to the Voting Agreements. The filing of this Statement shall not be deemed an admission of membership in any such "group" or of beneficial ownership of the securities beneficially owned by such parties, for purposes of Section 13(d) or 13(g) or for any other purpose. The responses to Items 5 through 9 of the cover page to this Statement do not reflect any securities beneficially owned by parties subject to the Voting Agreements.

As a result of the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 105,542,882 shares of Common Stock, or 81.38% of shares of Common Stock outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement, dated as of May 15, 2026.

## Signatures
- AeroEquity GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene / Authorized Signatory (05/15/2026)
- Michael Robert Greene: /s/ Michael Robert Greene, Michael Robert Greene (05/15/2026)
- David H. Rowe: /s/ David H. Rowe, David H. Rowe (05/15/2026)